Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces sale of Fruta del Norte project in Ecuador
Fortress Minerals to pay US$240 million in cash and equity

Toronto, Ontario, October 21, 2014 – Kinross Gold Corporation (TSX: K, NYSE: KGC) is pleased to announce that it has entered into an agreement with Fortress Minerals Corp. (TSXV: FST.H) (“Fortress”), a member of the Lundin Group of Companies, to sell all of its interest in Aurelian Resources Inc. and the Fruta del Norte (FDN) project in Ecuador for US$240 million in cash and equity.

Kinross will receive US$100 million to US$190 million in cash, depending on the net proceeds from Fortress’ announced equity financing, of which affiliates of the Lundin Family Trust have committed up to US$100 million. The balance of the purchase price will be paid in Fortress equity.

“We are pleased to have reached this agreement and would like to express our appreciation to the Government of Ecuador for their support during the FDN transition process," said J. Paul Rollinson, Kinross CEO. “We believe that Fortress Minerals, as part of the Lundin Group of Companies, is very well positioned to take FDN to the next stage in its development.”

The transaction is subject to certain conditions, including Fortress shareholder and stock exchange approval, the granting by the Ecuadorian Government of an 18-month extension period from transaction closing to provide time for Fortress to carry out additional project feasibility work and development negotiations, and other customary conditions for a transaction of this nature.

The Government of Ecuador has indicated its support for the transaction. Kinross and Fortress, and certain of their wholly-owned subsidiaries, have initialed bilateral agreements with the government, which are subject to the approval of the Ecuadorian Attorney General, which is also a condition of the transaction.

The transaction is expected to be completed by mid-December 2014.

Additional Fortress equity details

The number of Fortress shares issuable to Kinross is contingent, in part, upon the net proceeds of Fortress’ proposed equity financing, as well as future CAD-USD exchange rates. As such, the number of shares that Kinross may hold in Fortress cannot be determined at this time.

Kinross expects to acquire the securities for investment purposes and may or may not purchase or sell Fortress securities in the future on the open market or in private transactions, depending on market conditions and other factors, subject to certain contractual restrictions agreed to with Fortress. Specifically, Kinross has agreed that it will not, subject to certain exceptions, sell its Fortress common shares until six months following closing (in respect of 50% of its interest in Fortress) and twelve months following closing (in respect of the balance of its interest in Fortress).

For further information, a copy of the early warning report filed on SEDAR in connection with the transaction may be obtained from Shelley Riley, Vice-President, Office Services and Corporate Secretary at 416-365-5198.

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Chile, Ghana, Mauritania, Russia and the United States. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Andrea Mandel-Campbell

Director, Corporate Communications

phone: 647-788-4179

andrea.mandel-campbell@kinross.com

Investor Relations Contact

Tom Elliott

Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release unless otherwise stated.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein as well as that Kinross will complete the sale of Aurelian Resources Inc. in accordance with, and on the timeline contemplated by, the terms and conditions of the share purchase agreement, on a basis consistent with our current expectations.

The forward-looking information set forth in this news release is subject to various risks and other factors which could cause actual results to differ materially from those expressed or implied in the forward-looking information, including the risk that the sale of Aurelian Resources Inc. will not be completed for any reason. Certain of these risks, factors, estimates and assumptions are described in more detail in Kinross’ most recently filed Annual Information Form in the section entitled “Risk Factors” and the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, to which readers are referred and which are incorporated by reference in this news release. In addition, all forward-looking statements made in this news release are qualified by the full “Cautionary Statement” in such Annual Information Form and the “Cautionary Statement on Forward Looking Information” in such Management’s Discussion and Analysis. These risks, factors, estimates and assumptions are not exhaustive. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other Information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross and/or its subsidiaries, as may be applicable. All dollar amounts in this news release are expressed in US dollars, unless otherwise noted.

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